Filed by Donnelly Corporation
Pursuant to Rule 425 under the Securities Act of
1933, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934.

Subject Company: Donnelly Corporation
Commission File Number: 1-9716

This filing relates to a planned merger between Donnelly Corporation (“Donnelly”) and Magna International Inc.'s wholly-owned subsidiary Magna Mirrors Acquisition Corp., pursuant to an Agreement and Plan of Merger, dated as of June 25, 2002 (the “Merger Agreement”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Form F-4 filed by Magna International Inc. on July 18, 2002, as amended, and is incorporated by reference into this filing.

Pursuant to Rule 425 under the Securities Act of 1933, and Rule 14a-12 under the Securities Exchange Act of 1934, the following communication regarding the proposed transaction between Donnelly and Magna International Inc. and its wholly-owned subsidiary Magna Mirrors Acquisition Corp. is filed:

PRESS RELEASE REGARDING
EXCHANGE RATIO DETERMINED IN MAGNA'S ACQUISITION OF DONNELLY

This filing is made to publish a joint press release issued by Magna and Donnelly on September 27, 2002.

RULE 425 STATEMENT

On July 18, 2002, Magna International Inc. filed a Registration Statement on Form F-4 with the SEC, containing Donnelly’s and Magna’s preliminary Prospectus/Proxy Statement in connection with the merger. On August 29, 2002, Magna International Inc. filed Amendment No. 1 to Registration Statement on Form F-4 with SEC, containing Donnelly’s and Magna’s definitive Prospectus/Proxy Statement in connection with the merger. Investors and security holders of Donnelly are urged to read the preliminary Prospectus/Proxy Statement contained in the Form F-4, the definitive Prospectus/Proxy Statement contained in the Amendment No.1 to Form F-4, the Registration Statement on Form F-4 and any amendments thereto, and any other relevant materials filed by Donnelly or Magna with the SEC because they contain, or will contain, important information about Donnelly, Magna, the merger, the persons soliciting the proxies relating to the merger, their interests in the transaction and related matters. On August 30, 2002, the definitive Prospectus/Proxy Statement was sent to the security holders of Donnelly seeking their approval of the proposed Merger. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.

Free copies of these documents may also be obtained by contacting each of the companies as follows:

Magna International Inc. 337 Magna Drive Aurora, Ontario Canada L4G 7K1 Attention: Executive Vice President, Special Projects and Secretary 905-726-7072	Donnelly Corporation 49 West Third Street Holland, Michigan 49423-2813 Attention: Corporate Secretary 616-786-6080

ADDITIONAL INFORMATION

Donnelly and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Donnelly shareholders with respect to the transactions contemplated by the Merger Agreement. Information regarding such officers and directors is included in Donnelly’s most recent definitive Proxy Statement filed with the SEC. This document is available free of charge at the SEC’s website and from Donnelly at the address indicated above.

PRESS RELEASE

Release Date:	September 27, 2002
Contact:	Beverly Snyder Public Relations Manager Donnelly Corporation 616-786-6014	Website: WWW.DONNELLY.COM Exchange: NYSE Symbol: DON

EXCHANGE RATIO DETERMINED IN MAGNA'S ACQUISITION OF DONNELLY

September 27, 2002 – Aurora, Ontario and Holland, Michigan……Magna International Inc. (NYSE: MGA; TSE: MG.A; MG.B) and Donnelly Corporation (NYSE: DON) announced today that if the acquisition of Donnelly is completed on October 1, 2002 as planned, the exchange ratio would be fixed at 0.459 of a Magna Class A Subordinate Voting Share for each share of Donnelly common stock. The exchange ratio was determined in accordance with the merger agreement based on a price of U.S.$60.54 per Magna Class A Subordinate Voting Share. This price represents the average of the high and low sales prices for Magna Class A Subordinate Voting Shares for the 20 consecutive trading days beginning on August 30, 2002 and ending on September 27, 2002, the second trading day preceding the expected date of the merger. The merger remains subject to approval by Donnelly’s shareholders and the satisfaction or waiver of a number of customary closing conditions.

Magna, one of the most diversified automotive suppliers in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna’s products include: interior products, including complete seats, instrument and door panel systems and sound insulation, and closure systems through Intier Automotive Inc.; stamped, hydroformed and welded metal parts and assemblies through Cosma International; exterior and interior mirror systems through Magna Mirror Systems; a variety of plastic parts and exterior decorative systems including body panels and fascias through Decoma International Inc.; various engine, transmission, fueling and cooling components through Tesma International Inc.; and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr. Magna’s non-automotive activities are conducted through Magna Entertainment Corp.

Magna has approximately 65,000 employees in 174 manufacturing operations and 43 product development and engineering centers in 19 countries. More information on Magna is available on Magna’s website at http://www.magna.com.

Donnelly is a technology-driven, customer-focused automotive supplier that has been based in Holland, Michigan, since 1905. Through its various product lines, Donnelly serves every major automotive manufacturer in the world. The company has more than 6,000 employees in 14 countries worldwide. Donnelly has been named by the Society of Automotive Engineers as a model company in lean manufacturing practices and has been recognized by Automotive Industries magazine as one of the “Best of the Best” suppliers of mirrors and lighting systems. In addition, Donnelly is nationally recognized as a leader in the application of participative management principles and systems. More information on Donnelly is available on Donnelly’s website at http://www.donnelly.com.

For further information: please contact Louis Tonelli at Magna at (905) 726-7035 or Charles Pear at Donnelly at (616) 786-5712.

Investors are urged to read Magna’s and Donnelly’s prospectus/proxy statement relating to the transaction that is contained in the Registration Statement on Form F-4 (No. 333-96719) filed with the U.S. Securities and Exchange Commission, because it contains important information. The prospectus/proxy statement was mailed to Donnelly’s shareholders of record as of August 16, 2002; in addition, investors can get the document for free at the Commission’s website, http://www.sec.gov, and for free from Magna and Donnelly.

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